SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Cosi, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22122P200
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22122P200	13D	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,791,107
	8	SHARED VOTING POWER
13,017
	9	SOLE DISPOSITIVE POWER
3,791,107
	10	SHARED DISPOSITIVE POWER
13,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,804,124* * The shares reported herein consist of (i) 2,704,124 shares of Common Stock, and (ii) the warrant to purchase up to 1,100,000 shares of Common Stock at an exercise price of $.01 per share.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%[1]
14	TYPE OF REPORTING PERSON*
IN-OO

1 The percentages reported in this Schedule 13D are based upon written correspondence from the Issuer on April 11, 2014 (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock (the “Common Stock”) of Cosi, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1751 Lake Cook Road, Suite 600, Deerfield, Illinois 60015.

Item 2.	Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $5,090,994.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $232,208.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $40,431.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $240,993.00. For the consideration related to the grant of a certain warrant (as described in Item 4), see description in Item 4 below.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $337,878.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (Z8) (“MILGRAT (Z8)”), dated as of July 11, 2012, Mr. Miller was named as the trustee to MILGRAT (Z8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (Z8) were contributed to MILGRAT (Z8) by its grantor, Catherine C. Miller.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $364,197.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Issuer. Mr. Miller believes that the Issuer would benefit from Board representation by independent public stockholders.

On April 14, 2014, Milfam II entered into a Senior Secured Note Purchase Agreement (filed as Exhibit 10.1 to the Issuer's Form 8-K filed April 17, 2014 (including all exhibits thereto, the "Form 8-K"), the "Loan Agreement") with the Issuer. Under the Loan Agreement, Milfam II (i) purchased a Senior Secured Promissory Note (filed as Exhibit 10.2 to the Form 8-K, the "Senior Note") in the aggregate principal amount of $5,000,000.00, (ii) was granted an immediately exercisable warrant to purchase up to 1,100,000 shares of Issuer's Common Stock (filed as Exhibit 10.3 to the Form 8-K), and (iii) received certain financing fees, all of which are further described in the Form 8-K. Under the Loan Agreement, Mr. Miller has the right to propose one director to the Board of Directors, and has proposed Pat Bennett, subject to approval by the Board of Directors.

Except in connection with the matters described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Miller may be deemed to beneficially own 3,804,124 shares of Common Stock, which is equal to approximately 19.9% of the outstanding shares, based upon 19,138,098 shares of Common Stock as received by the Issuer via written correspondence on April 11, 2014. As of the date hereof, 2,188,893 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 88,917 of such beneficially owned shares of Common Stock are owned of record by Trust C, 13,017 of such beneficially owned shares of Common Stock are owned of record by Trust D, 1,183,764 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 28,120 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (Z8), 144,985 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, and 156,428 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b)           Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, Trust C. MILGRAT (Z8), Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c)           The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
March 13, 2014	250,000	$1.1573

	Trust M-2
Date of Transaction	Number of Shares Acquired	Price Per Share
April 14, 2014	1,100,000	$0.00*

*The warrant described in Item 4 herein is immediately exercisable for shares of common stock at an exercise price of $0.01 per share.

(d)           Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Exhibit 99.1	Senior Secured Note Purchase Agreement dated as of April 14, 2014, by and between the Issuer and Milfam II L.P. (Filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).

Exhibit 99.2	Senior Secured Promissory Note dated as of April 14, 2014, made by the Issuer in favor of Milfam II L.P. (Filed as Exhibit 10.2 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).
Exhibit 99.3	Warrant dated as of April 14, 2014, made by the Issuer in favor of Milfam II L.P. (Filed as Exhibit 10.3 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III